Diana E. McCarthy Partner 215-988-1146 Direct 215-988-2757 Fax Diana.McCarthy@dbr.com

July 27, 2010

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds (“Registrant”)

Post-Effective Amendment No. 65

(File Nos. 2-80543 and 811-3605)

Dear Ms. Stirling:

The following responds to the comments we received from you on July 23, 2010, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to reflect changes to the names and principal investment strategies of the Diversified Growth Portfolio and the Focused Growth Portfolio, which will be renamed the Large Cap Equity Portfolio and the Large Cap Growth Portfolio, respectively (the “Portfolios”). Our responses (in bold) follow your comments:

Applicable to each of the Portfolios

1. Comment: In order to conform with Instruction 3(e) to Item 3 of Form N-1A, please either obtain an extension of the fee waiver agreement for the Portfolios or remove the fee waiver and corresponding footnote from the tables under the “Fees and Expenses of the Portfolio.”

Response: Registrant will amend its Advisory Fee Waiver Agreement so that the termination date of the Agreement for these particular Portfolios will be August 1, 2011.

2. Comment: The S&P 500 Index and the Russell 1000 Growth Index do not provide appropriate market capitalization ranges for large cap portfolios such as these.

Response: Registrant respectfully disagrees with this comment. The S&P 500 Index is commonly used in the industry as an index for large capitalization companies and describes itself as focusing on the “large cap segment of the market.” We are clarifying the disclosure in the prospectus regarding this index to include its focus on large cap stocks. The Russell 1000 Growth Index is the most widely used

Linda Stirling

July 27, 2010

index in the industry by large cap growth funds and describes itself as measuring “the performance of the large-cap growth segment of the U.S. equity universe.” We will also clarify the disclosure in the prospectus about this index to include its focus on large cap stocks.

3. Comment: The discussion under the “Principal Investment Strategies” section for each Portfolio describing the investment management team’s evaluation process in buying and selling securities is generic in nature and needs to be more Portfolio-specific.

Response: Registrant respectfully declines this comment as the above-referenced language was approved in the winter of 2010 and appeared in Registrant’s prospectus as part of its 2010 annual update.

Applicable to Large Cap Equity Portfolio

4. Comment: Under “Principal Risks,” please add disclosure about the risks of investing in large cap stocks.

Response: Registrant respectfully declines this comment. The risk disclosure provided states: “MARKET RISK is the risk that the value of equity securities owned by the Portfolio may decline, at times sharply and unpredictably, because of economic changes or other events that affect individual issuers or large portions of the market. It includes the risk that a particular style of investing, such as growth or value, may underperform the market generally.” Registrant believes that this disclosure is adequate for a large cap mutual fund.

5. Comment: Under “Principal Risks,” please add disclosure about the risks of using a value style.

Response: Registrant will amend the “Market Risk” disclosure as follows: “It includes the risk that a particular style of investing, such as growth or value, may underperform the market generally.”

Applicable to Large Cap Growth Portfolio

6. Comment: Under “Principal Risks,” please remove “Mid Cap Stock Risk” because it is not applicable to a large cap fund.

Response: Registrant respectfully declines this comment as the bottom portion of the Russell 1000 Growth Index has mid cap stocks and the Large Cap Growth Portfolio is permitted to invest in mid cap stocks.

Linda Stirling

July 27, 2010

7. Comment: Under “Principal Risks,” please add a “Growth Risk.”

Response: Registrant notes that the following language is currently located under “Market Risk”: “It includes the risk that a particular style of investing, such as growth, may underperform the market generally.” Registrant believes that this disclosure addresses the staff’s concerns.

Applicable to Statement of Additional Information

8. Comment: A fundamental policy on senior securities is not included. Please include the next time there is a shareholder vote.

Response: The SAI does disclose a policy on senior securities on page 31 as follows:

“In addition, as a matter of fundamental policy, a Portfolio will not issue senior securities to the extent such issuance would violate applicable law.”

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1146.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc: Craig Carberry, Esq.

NORTHERN INSTITUTIONAL FUNDS

50 South LaSalle Street

Chicago, Illinois 60603

July 27, 2010

VIA EDGAR TRANSMISSION

Linda Stirling

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds

Post-Effective Amendment No. 65

(File Nos. 2-80543 and 811-3605)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, Northern Institutional Funds (the “Trust”) hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on July 31, 2010 or as soon thereafter as practicable. The Post-Effective Amendment was filed to reflect changes to the names and principal investment strategies of the Diversified Growth Portfolio and the Focused Growth Portfolio, which will be renamed the Large Cap Equity Portfolio and the Large Cap Growth Portfolio, respectively.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Diana McCarthy, Esq. at (215) 988-1146.

Very truly yours,
NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Owen T. Meacham
Owen T. Meacham
Assistant Secretary

NORTHERN FUNDS DISTRIBUTORS, LLC

Three Canal Plaza

Suite 100

Portland, Maine 04101

July 27, 2010

VIA EDGAR TRANSMISSION

Linda Stirling

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds

Post-Effective Amendment No. 65

(File Nos. 2-80543 and 811-3605)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, Northern Funds Distributors, LLC, principal underwriter to Northern Institutional Funds (the “Trust”), hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on July 31, 2010 or as soon thereafter as practicable. The Post-Effective Amendment was filed to reflect changes to the names and principal investment strategies of the Diversified Growth Portfolio and the Focused Growth Portfolio, which will be renamed the Large Cap Equity Portfolio and the Large Cap Growth Portfolio, respectively.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Diana McCarthy, Esq. at (215) 988-1146.

Very truly yours,
NORTHERN FUNDS DISTRIBUTORS, LLC

By:	/s/ Paul Hahesy
Paul Hahesy
Chief Compliance Officer